Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 27, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces agreement to acquire Mayne Pharma’s U.S. generic prescription product portfolio”.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code: RDY)

       NSE IFSC Ltd (Stock Code: DRREDDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	RICHA PERIWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	RICHAPERIWAL@DRREDDYS.COM	ushaiyer@drreddys.com

Dr. Reddy's Laboratories announces agreement to acquire
Mayne Pharma’s U.S. generic prescription product portfolio

Hyderabad, India; Basel, Switzerland; and Princeton, NJ, USA. February 27, 2023 – Dr. Reddy's Laboratories SA, wholly-owned subsidiary of Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced that it has entered into a definitive agreement to acquire the U.S. generic prescription product portfolio of Salisbury, Australia, based Mayne Pharma Group Limited (ASX: MYX).

The portfolio includes approximately 45 commercial products, four pipeline products and 40 approved non-marketed products, including a number of generic products focused on women’s health. For the financial period ended June 30, 2022, Mayne Pharma reported total revenue of $111 million (USD) for the acquired portfolio. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product. Under the terms of the agreement, Dr. Reddy’s will acquire the portfolio for an upfront payment of approximately $90 million (USD) in cash, contingent payments of up to $15 million (USD), consideration towards inventory and credits for certain accrued channel liabilities to be determined on the closing date. The closing of the transaction is subject to satisfactory completion of customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), as amended.

The acquisition will complement Dr. Reddy’s U.S. retail prescription pharmaceutical business with limited competition products. It also supports Dr. Reddy’s efforts to accelerate and expand affordable medications for patients.

Marc Kikuchi, Chief Executive Officer, North America business, Dr. Reddy’s, said, “This important acquisition provides our North America organization with a significant foothold in the women’s health space. The acquisition is in line with our stated strategy to enhance our portfolio in our chosen growth markets. We are well-positioned to successfully integrate the portfolio and grow the business.”

Erez Israeli, Chief Executive Officer, Dr. Reddy’s, said, “The U.S. has always been an important market for us. The portfolio of products acquired from Mayne Pharma is a strategic fit with our growth objectives. The portfolio includes some high entry-barrier products. It also complements our existing portfolio by introducing products focused on women’s health. Our strong balance sheet enables us to acquire products of strategic importance to strengthen our base business and build for long-term growth.”

The value of total addressable market for the pipeline and approved non-marketed products in the U.S. is approximately $3.6 billion (USD) for the calendar year ending in December 2022 according to IQVIA.

RDY-0223-520

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.